Exhibit 10.73

2013 PROGRESSIVE CAPITAL

MANAGEMENT BONUS PLAN

1.	The Plan. The Progressive Corporation and its subsidiaries (collectively “Progressive” or the “Company”) have adopted the 2013 Progressive Capital Management Bonus Plan (the “Plan”) as part of their compensation program for the Company’s investment professionals for the Company’s 2013 fiscal year (the “Plan year”). The Plan is performance-based and is administered under the direction of the Compensation Committee of the Board of Directors of The Progressive Corporation (the “Compensation Committee” or “Committee”). References in this Plan to the investment results of the Company mean the applicable results achieved by the Company’s subsidiaries and affiliate in their respective investment portfolios on an aggregate basis.

The Company’s investment professionals invest the funds of the Company in accordance with investment guidelines approved from time to time by the Investment and Capital Committee of the Board of Directors. Those guidelines address such matters as minimum average credit quality and the duration of the portfolio, as well as limitations on the extent to which the portfolio can be concentrated in individual issuers. Compliance with the guidelines is routinely monitored and variations therefrom must be reported to, and approved by, the Investment and Capital Committee.

2.	Participants. Progressive employees who are assigned primarily to the Company’s capital management function, including the Company’s Chief Investment Officer (“CIO”), are eligible to be selected for participation in the Plan. Eligible employees in addition to the CIO will be selected by the CIO in consultation with the Chief Executive Officer (“CEO”) and Chief Human Resource Officer (“CHRO”) (the “Designated Executives”) to participate in the Plan. Participants may also participate in other Gainsharing, bonus or incentive compensation plans maintained by Progressive, if so determined by the Designated Executives (or in the case of the CIO or any other executive officer, by the Compensation Committee). Other eligible employees of the Company may be selected for participation in the Plan for or at any time during the Plan year by the Designated Executives. In such cases, the Designated Executives will determine the new participant’s Target Percentage (described below) and other terms of participation (except with respect to the CIO or any other executive officer, as to whom all determinations must be made by the Committee). Throughout this Plan, references to “executive officers” refer to executive officers within the meaning of any Securities and Exchange Commission (“SEC”) or New York Stock Exchange rule applicable to the Company.

3.	Annual Bonus Determination.

A.	Annual Bonus. Each participant may earn an annual cash bonus (the “Annual Bonus”), subject to the terms of this Plan. The amount of the Annual Bonus earned by any participant will be determined by application of the following formula:

Annual Bonus = Paid Eligible Earnings x Target Percentage x Performance Factor

B.	Paid Eligible Earnings. Paid Eligible Earnings for the Plan year shall mean and include the following: regular, Earned Time Benefit pay (excluding the payout of unused Earned Time Benefit pay at termination), sick pay, holiday pay, funeral pay, military make-up pay, overtime pay, shift differential, and retroactive payments of any of the foregoing items, received by the participant during the Plan year for work or services performed as an officer or employee of Progressive.

For purposes of the Plan, Paid Eligible Earnings shall exclude all other types of compensation, including, without limitation, any short-term or long-term disability payments made to the participant, the earnings replacement component of any worker’s compensation award, any bonus, Gainsharing or other incentive compensation or equity-based award, including, without limitation, payments from any discretionary cash fund, any dividend payments and any unused Earned Time Benefit.

C.	Target Percentage. The Target Percentages for participants in the Plan shall be determined by or under the direction of the Committee, but will not exceed 125% for any participant. Target Percentages may vary among Plan participants and may be changed from year to year by or under the direction of the Designated Executives (or in the case of the CIO or any other executive officer, by the Compensation Committee).

D.	Performance Factor. The Performance Factor will be determined by the Committee after the expiration of the Plan year based on the performance of the Company’s fixed-income investment portfolio (the “Fixed-Income Portfolio” or “Portfolio”), and such other factors and information relating to the performance of the Company’s investment professionals as the Committee shall determine.

First, an indicated performance factor will be determined based on the fully taxable equivalent total return of the Fixed-Income Portfolio, in comparison to the total returns of the group of comparable investment firms identified by Rogers Casey (the “Investment Benchmark”), over the one- and three-year periods ending on December 31 of the Plan year, as described below. After the end of the Plan year, Rogers Casey will determine the firms that are included in the Investment Benchmark in accordance with the criteria specified on Exhibit I hereto. Rogers Casey will also provide to the Company the monthly total return data for each of the Investment Benchmark firms for the three-year period ending on December 31 of the Plan year.

Investment results for the Fixed-Income Portfolio will be marked to market, including the benefit of any state premium tax abatements for municipal securities held in the Portfolio that are realized by the Company during the Plan year, in order to calculate the Portfolio’s fully taxable equivalent total return for the one-year (2013) and three-year period (2011-2013) periods, in each case compounded on a monthly basis. The investment performance achieved by the Fixed-Income Portfolio for the one- and three-year periods (each, a “comparison period”) will then be compared against the total returns of the firms included in the Investment Benchmark for the same periods, also compounded on a monthly basis, as determined by the Company from the monthly performance data supplied by Rogers Casey for each firm in the Investment Benchmark, to determine, for each comparison period, where the Fixed Income Portfolio’s performance falls on a percentile basis when compared to the firms in the Investment Benchmark, as further described on Exhibit II (“Performance Ranking”).

The Portfolio’s Performance Ranking will be used to determine a performance score of between 0 and 2.0 for each comparison period, based on the following schedule:

Comparison Period	Score = 0 Rank at or below	Score = 1.0 Rank equal to	Score = 2.0 Rank at or above
One year	15th Percentile	50th Percentile	85th Percentile
Three year	25th Percentile	50th Percentile	75th Percentile

A Performance Ranking between the values identified in the schedule will be interpolated on a straight-line basis to generate the applicable performance score, as further described on Exhibit II. Once these performance scores are determined, an overall indicated performance factor will be determined by averaging the performance scores for the one- and three-year comparison periods.

The overall indicated performance factor will be reported to the Compensation Committee after the expiration of the Plan year, together with such supporting documentation as the Committee may require. The Committee may consider such additional information as it deems necessary or appropriate in its discretion. Such information may include, without limitation:

•

the primary investment factors that are responsible for favorable or unfavorable results relative to the peer group, such as the Company’s duration and yield curve position and the extent of its exposure to sectors of the fixed-income markets, including corporate bonds, residential mortgage-backed securities, commercial mortgage-backed securities, other asset-backed securities, government bonds, preferred stocks and non-investment-grade bonds;

•	the Company’s holdings within each sector relative to the general market composition of each sector;

•	the extent to which material investment decisions may have been driven by Company strategic or capital considerations; and

•	the impact on investment results of significant portfolio cash flows driven by Company operations, strategic decisions or capital transactions.

In addition, the Committee may choose to consult with others, including, without limitation, management, the Board’s Investment and Capital Committee, other Board members, and outside compensation and investment professionals, in evaluating the performance of the Company’s investment professionals for the year. The Committee will then determine the Performance Factor, provided that under no circumstances may the Performance Factor exceed 2.0 for the year.

E.	In the event that Rogers Casey (or its successor or assigns) discontinues providing the data that is necessary to make the calculations required by this Plan, or modifies the information in such a way as to render the comparisons required by this Plan to be not meaningful, in the Committee’s sole judgment, the determinations required above shall be made using investment return data for comparable firms satisfying the criteria set forth on Exhibit I as may be available from another recognized provider of investment industry data as the Committee may approve in its sole discretion.

4.	Payment Procedures; Deferral. The Annual Bonuses will be determined and paid to Plan participants as soon as practicable after the Performance Factor has been determined by the Committee, but no later than March 15th following the Plan year.

Any Plan participant who is eligible to participate in The Progressive Corporation Executive Deferred Compensation Plan (“Deferral Plan”) may elect to defer all or any portion of his or her Annual Bonus otherwise payable under this Plan, subject to and in accordance with the terms of the Deferral Plan.

5.	Qualification Date; Leave of Absence; Withholding. Unless otherwise determined by the Committee, and except as otherwise provided herein, in order to be entitled to receive an Annual Bonus for the Plan year, the participant must be an active employee of Progressive on November 30 of the Plan year (“Qualification Date”). Any participant who is on a leave of absence covered by the

Family and Medical Leave Act of 1993, personal leave approved by the Company, military leave or short- or long-term disability (provided that, in the case of a long-term disability, the participant is still an employee of the Company) on the Qualification Date relating to the Plan year will be entitled to receive an Annual Bonus for the Plan year based on the Paid Eligible Earnings received by the participant during the Plan year. Annual Bonus payments made to participants will be net of any legally required deductions for federal, state and local taxes and other items.

6.	Other Plans. Participants may be selected to participate in this Plan and in one or more other incentive plans offered by the Company. In the case of the CIO or any other executive officer, all determinations with respect to such incentive plans and the executive’s participation therein shall be made by the Compensation Committee. In all other cases, the Designated Executives shall have full authority to determine the incentive plan or plans in which any employee shall participate during the Plan year and the weighting factor (if any) that will apply to each such plan.

7.	Non-Transferability. The right to any Annual Bonuses hereunder may not be sold, transferred, assigned or encumbered by any participant. Nothing herein shall prevent any participant’s interest hereunder from being subject to involuntary attachment, levy or other legal process.

8.	Administration. The Plan will be administered by or under the direction of the Committee. The Committee will have the authority to adopt, alter, amend, modify and repeal such rules, guidelines, procedures and practices governing the Plan as it, from time to time, in its sole discretion deems advisable.

The Committee will have full authority to determine the manner in which the Plan will operate, to interpret the provisions of the Plan and to make all determinations thereunder. All such interpretations and determinations will be final and binding on Progressive, all Plan participants and all other parties. No such interpretation or determination may be relied on as a precedent for any similar action or decision.

Unless otherwise determined by the Committee and except as provided in the immediately succeeding paragraph, all of the authority of the Committee hereunder (including, without limitation, the authority to administer the Plan, select the persons entitled to participate herein, interpret the provisions hereof, waive any of the requirements specified herein and make determinations hereunder and to establish, approve, change or modify Investment Benchmarks, Performance Targets and Target Percentages) may be exercised by the Designated Officers. If one or more of said officers is unavailable or unable to participate, or if such position is vacant, the Chief Financial Officer may act instead of such officer.

Notwithstanding anything in this Plan to the contrary: (a) all determinations made under this Plan with respect to the CIO or any other individual deemed to be an executive officer of the Company must be made only by the Compensation Committee; and (b) only the Committee may make the determination of the Performance Factor required by Section 3.D. above.

9.	Miscellaneous.

A.	Recoupment. Progressive shall have the right to recoup any Annual Bonus (or an appropriate portion thereof, as hereinafter provided) with respect to any Plan year paid to a participant hereunder who was an executive officer of Progressive at any time during such Plan year, if: (i) the Annual Bonus payment was predicated upon the achievement during such Plan year of certain financial or operating results (which includes, for purposes hereof, the performance of the Fixed-Income Portfolio); (ii) such financial or operating results were incorrect and were subsequently the subject of a restatement by Progressive within three (3) years after the date on which such Annual Bonus was paid to the participant; and (iii) a lower payment would have been made to the participant if the restated financial or operating results had been known at the time the payment was made. Such recoupment right shall be available to Progressive whether or not the participant in question was at fault or responsible in any way in causing such restatement. In such circumstances, Progressive will have the right to recover from each participant for such Plan year, and each such participant will refund to Progressive, the amount by which the Annual Bonus paid to such participant for the Plan year in question exceeded the lower payment that would have been made based on the restated results, without interest; provided, however, that Progressive will not seek to recover such amounts unless the amount due would exceed the lesser of five percent (5%) of the Annual Bonus previously paid or twenty-thousand dollars ($20,000). Such recovery, at the Committee’s discretion, may be made by lump sum payment, installment payments, credits against future bonus payments, or other appropriate mechanism.

B.	Further Rights. Notwithstanding the foregoing subsection A., if any participant that was an executive officer at any time during such Plan year engaged in fraud or other misconduct (as determined by the Committee or the Board, in their respective sole discretion) resulting, in whole or in part, in a restatement of the financial or operating results used hereunder to determine the Annual Bonuses for a specific Plan year, Progressive will further have the right to recover from such participant, and the participant will refund to Progressive upon demand, an amount equal to the entire Annual Bonus paid to such participant for such Plan year plus interest at the rate of eight percent (8%) per annum or, if lower, the highest rate permitted by law, calculated from the date that such bonus was paid to the participant. Progressive shall further have the right to recover from such participant Progressive’s costs and expenses incurred in connection with recovering such Annual Bonus from the participant, including, without limitation, reasonable attorneys’ fees. There shall be no time limit on the Company’s right to recover such amounts under this subsection B., except as otherwise provided by applicable law.

C.	Rights Not Exclusive. The rights contained in the foregoing subsections A. and B. shall be in addition to, and shall not limit, any other rights or remedies that the Company may have under any applicable law or regulation.

D.	Compliance with Law. The Annual Bonuses determined and paid pursuant to the Plan shall be subject to all applicable laws and regulations. Without limiting the foregoing, and notwithstanding anything to the contrary contained in this Plan, if the SEC promulgates rules under Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act that require, as a condition to the Company’s continued listing on a national securities exchange, that the Company develop and implement a policy requiring the recovery of erroneously awarded compensation, and such regulations are applicable to the Annual Bonuses awarded pursuant to the Plan, then the following shall apply:

In the event that the Company is required to prepare a restatement of one or more of its financial statements due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, the Company will be entitled to recover from each participant hereunder who was at the time of grant or payment of an Annual Bonus an executive officer of the Company under applicable SEC rules (whether or not such participant remains an executive officer of the Company at the time of such restatement or thereafter), the amount of any Annual Bonus that (i) was paid during the three year period preceding the date on which the Company is required to prepare such restatement and (ii) is in excess of what would have been paid to the participant under the restatement, or as may otherwise be required by such rules to be promulgated by the SEC.

10.	Termination; Amendments. The Plan may be terminated, amended or revised, in whole or in part, at any time and from time to time by the Committee, in its sole discretion.

11.	Unfunded Obligations. The Plan will be unfunded and all payments due under the Plan will be made from Progressive’s general assets.

12.	No Employment Rights. Nothing in the Plan shall be construed as conferring upon any person the right to remain a participant in the Plan or to remain employed by Progressive, nor shall the Plan limit Progressive’s right to discipline or discharge any of its officers or employees or change any of their job titles, duties or compensation.

13.	Set off Rights. Progressive shall have the unrestricted right to set off against or recover out of any bonuses or other sums owed to any participant under the Plan any amounts owed by such participant to Progressive.

14.	Prior Plans. This Plan supersedes all prior plans, agreements, understandings and arrangements regarding bonuses or other cash incentive compensation payable or due to any participant from Progressive with respect to the performance of Progressive’s investment portfolio. Without limiting the generality of the foregoing, this Plan supersedes and replaces the 2012 Progressive Capital Management Bonus Plan (the “Prior Plan”), which is and shall be deemed to have terminated on the last day of the Company’s 2012 fiscal year (the “Prior Plan Termination Date”); provided, however, that any bonuses or other sums earned and payable under the Prior Plan with respect to any Plan year ended on or prior to the Prior Plan Termination Date shall be unaffected by such termination and shall be paid to the appropriate participants when and as provided thereunder.

15.	Effective Date. This Plan is adopted, and is effective, as of the first day of the Company’s 2013 fiscal year and will be effective for the 2013 Plan year (which coincides with Progressive’s 2013 fiscal year, except that investment returns are calculated on a calendar year basis).

16.	Governing Law. This Plan shall be interpreted and construed in accordance with the laws of the State of Ohio.

EXHIBIT I

INVESTMENT BENCHMARK CRITERIA

After the end of the Plan year, Rogers Casey will determine the firms comprising the Investment Benchmark for the Plan year from its records and will supply to the Company the monthly total returns and any other relevant data for each of those firms for the three-year period ending on December 31 of the Plan year.

A firm will be included in the Investment Benchmark if Rogers Casey is able to determine from its records that:

1.	The firm has provided monthly data regarding its holdings and investment return, as necessary to determine or calculate such firm’s monthly total return, and to evaluate such firm’s compliance with each of the criteria set forth below, for the entire three-year period ending on December 31 of the Plan year; and

2.	At all times during the three-year period ending on December 31 of the Plan year, the information provided by the firm shows, or Rogers Casey is able to calculate, that such firm’s investment portfolio satisfies each of the following criteria:

Duration:	Effective Duration between 1.5 years and 5.0 years
Credit Quality Average	= A, or = AA, or = AAA, or = AAA+
Convexity (%)	>= -1
Sector Allocation:	U.S. High Yield Corporate Debt <= 10%
Sector Allocation:	Mortgages <= 60%
Sector Allocation:	U.S. Investment Grade Corporate Debt <= 60%
Sector Allocation:	CMBS <= 60%
Sector Allocation:	ABS <= 60%
Sector Allocation:	Emerging Markets Debt <= 5%

3.	The Company will have no discretion to alter the Investment Benchmark list after it is finalized by Rogers Casey.

EXHIBIT II

DETERMINATION OF PERFORMANCE RANKING AND PERFORMANCE SCORES

Once all the total returns are calculated, the data is sorted in descending order from highest to lowest total return. From here, the process to compute the Performance Factor is as follows (this Exhibit shows the procedures and related calculations for the 1-year comparison period required by the Plan; the calculations for the 3-year comparison period would follow the same procedures, except that necessary adjustments would be made to determine the top and bottom 25% levels and the performance score variances between those levels):

INTERPOLATED VALUES FOR SETTING TOP AND BOTTOM 15% LEVELS

The top 15% and bottom 15% total return rankings are computed based on the total number of firms in the Investment Benchmark, excluding the PCM Fixed-Income Portfolio return. For example, if there were 279 participants, the return required to earn a 2.0 portfolio performance factor would be determined by interpolating between the forty-first and forty-second firm’s returns, since 15% of 279 = 41.85. The same procedure would be used to determine the 0.0 portfolio performance factor.

The total returns, computed by Investment Accounting, for the interpolated positions are calculated as follows (continuing to use an example of 279 survey firms):

Interpolated Value = Firm 41 return – ((Firm 41 Return – Firm 42 Return)*0.85)

Firm 41 = 18.35%

Firm 42 = 18.23%

Firm 41.85 (Interpolated Value) = 18.35% – ((18.35% – 18.23%)*0.85) = 18.25%.

In this case, the PCM Performance Factor will equal 2.0 if its total return equals the interpolated value for Firm 41.85 of 18.25%. A similar calculation is then used to determine the bottom 15% group and interpolated value for a 0.0 performance score.

Once the two groups are computed, top and bottom 15%, the remainder of the performance scores are calculated as follows:

Performance score variance = (2.00) / Number of positions from first participant after the top 15% ranking to the 1st participant in the bottom 15% ranking. In the case of 279 participants, the number of positions to divide the 2.00 performance factors by would be 198.

The calculation for the performance score variance from 2.00 – 0.00 would be:

2.00 / 198 = .010101 per position for 279 firms

In the case of a tie in total returns between firms, each firm will have the same performance score, one step under the next higher position. The next lowest position would then be stepped down by a factor based on the number of participants who tie. In the case of a tie between two firms, the step down will be twice the performance score variance to maintain the proper stepping to the 0.00 performance score level.

Example: If firms 42 and 43 each had the same total return in the 279 firm example, then firms 42 and 43 would each have a Performance Factor of 1.989899, which is 2.00 – .0010101. The number 44 position in this example would have a performance score of 1.969697, which is the required step down from 42 to 44.

In addition, if the returns are tied between the interpolated value set for the 2.00 performance score and any position below the 2.00 level, those lower positions will also be set to a 2.00 performance score. The step down factor in the performance score will work similarly as noted in the example above. For the last 15% group, all firms with total returns equaling the last interpolated total return value would have the same performance score as the last interpolated value (.0101012), and all others in the last 15% group would have a 0.00 Portfolio Performance Factor.

Once all the performance scores have been created, from 2.00 to 0.00, PCM’s return is compared to the rankings to determine its Performance Factor. If the PCM return is not in the top or bottom 15% and does not match the return of any participant, then PCM’s Performance Factor is an interpolated value between the firms with the next highest and next lowest returns.

The interpolation computation for the Performance Factor based on PCM’s return is as follows:

Performance score of firm below PCM return + (PCM’s Return – Return below PCM) / (Return above PCM – Return below PCM) * (Performance score of firm above PCM – Performance score of firm below PCM)

Assuming the following data, using the 279 firm example:

Firm	Performance score	Total return
Firm above PCM	.90	13.61
PCM		13.39
Firm below PCM	.89	13.34

The calculation of PCM’s Performance Factor is:

0.89 + (13.39-13.34) / (13.61-13.34) * (0.90-0.89) = 0.89

The final performance score is rounded to the nearest one-hundredth, if necessary.